

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Boon Sim
Chief Executive Officer and Chief Financial Officer
Artius Acquisition Inc.
3 Columbus Circle, Suite 2215
New York, NY 10019

Re: Artius Acquisition Inc.
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.42, 10.43, 10.44, 10.45, 10.46
Filed May 25, 2021
File No. 333-254012

Dear Mr. Sim:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance